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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 10 3
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 20, 2001
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.        92261Q 10 3                                   PAGE 2 OF 5 PAGES

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Steven J. Blad
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                          (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                Not applicable.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Nevada
----------------------- ------- ------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER

        SHARES                        3,055,100 shares
                        ------- ------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER

       OWNED BY                       1,216 shares
                        ------- ------------------------------------------------
         EACH             9     SOLE DISPOSITIVE POWER

      REPORTING                       3,055,100 shares
                        ------- ------------------------------------------------
        PERSON            10    SHARED DISPOSITIVE POWER

         WITH                         1,216 shares
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,056,316 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.45%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 2 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated January 9, 2001 (the "Schedule 13D"), and the Amendment No. 1 dated August 13, 2001 (the "First Amendment") of Steven J. Blad with respect to his beneficial ownership of the common stock, $.001 par value, of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D or the First Amendment.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 2 is to report Mr. Blad's beneficial ownership of Common Stock, including the Company's November 20, 2001, grant of stock options to Mr. Blad to purchase 2,000,000 shares of Common Stock. The Company granted this option in connection with the extension of Mr. Blad's employment agreement through December 31, 2004. Of the 2,000,000 options granted, 670,000 vested on November 20, 2001, 665,000 will vest on November 20, 2002, and 665,000 will vest on November 20, 2003. These options expire five years after the date on which they vest.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                           PRESENTLY OWNED        PERCENTAGE
                                          --------------------------------------
             Sole Voting Power                  3,055,100             7.45%
             Shared Voting Power                    1,216             0.00%
             Sole Dispositive Power             3,055,100             7.45%
             Shared Dispositive Power               1,216             0.00%
                                          --------------------------------------
             Total Beneficial Ownership         3,056,316             7.45%

              The sole voting and dispositive power of Steven J. Blad consists of 175,100 shares of the Company's common stock owned by Mr. Blad and 2,880,000 shares issuable to Mr. Blad upon exercise of certain options. The shares of the Company's common stock held by Mr. Blad may be subject to applicable community property laws.

              The shared voting and dispositive power of Steven J. Blad consists of 1,216 shares owned by Mr. Blad's spouse.

              The percentages reflect the percentage share ownership with respect to 38,129,072 shares, the number of shares of the Company's common stock outstanding as of December 5, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The First Amendment to Employment Agreement of Steven J. Blad, whereby the Company granted to Mr. Blad options to purchase 2,000,000 shares of Common Stock, is attached as Exhibit "A".

                                       3
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                      STEVEN J. BLAD,
                                             an individual
Dated:     December 5, 2001           By:  /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Steven J. Blad, an individual

                                       4
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                                    EXHIBIT A

            FIRST AMENDMENT TO EMPLOYMENT AGREEMENT OF STEVEN J. BLAD
            ---------------------------------------------------------

         This FIRST AMENDMENT TO EMPLOYMENT AGREEMENT OF STEVEN J. BLAD (this "First Amendment") is entered into this 20th day of November, 2001 (the "Effective Date"), by and between VendingData Corporation, a Nevada corporation (the "Company") and Steven J. Blad (the "Employee").

         Whereas, the parties have entered into an Employment Agreement of Steven J. Blad dated August 10, 1999 (the "Agreement"); and

         WHEREAS, the term of the Agreement expires on December 31, 2002; and

         WHEREAS, the parties desire that Employee remain as the Company's President and Chief Executive Officer for a period beyond the current term of the Agreement.

         NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

         1. The term of the Agreement shall be extended through and including December 31, 2004 (the "Extended Term").

         2. In consideration of Employee's agreement to remain in the employ of the Company as its President and Chief Executive Officer through the Extended Term, the Company hereby grants to Employee stock options to purchase two million (2,000,000) shares ("Shares") of the Company's common stock at thirty-five cents ($.35) per share. The stock options are granted pursuant to the following terms and conditions:

                  (a) Upon the Effective Date of this First Amendment, the Employee shall have a vested right to acquire up to six hundred seventy thousand (670,000) Shares at thirty-five cents ($.35) per Share.

                  (b) Upon the one year anniversary of the Effective Date of this First Amendment, the Employee shall have a vested right to acquire up to six hundred sixty-five thousand (665,000) Shares at thirty-five cents ($.35) per Share.

                  (c) Upon the second anniversary of the Effective Date of this First Amendment, the Employee shall have the vested right to acquire up to six hundred sixty-five thousand (665,000) Shares at thirty-five cents ($.35) per Share.

         IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date and year first above written.

VendingData Corporation

By: /s/ James E. Crabbe
    -------------------
    James E. Crabbe
    Chairman of the Board of Directors


    /s/ Steven J. Blad
    -------------------
    Steven J. Blad

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